EXHIBIT 23.2

Consent of Independent Registered Public Accounting Firm

The Board of Directors

The Travelers Companies, Inc.:

We consent to the use of our reports dated February 11, 2021, with respect to the consolidated balance sheet of The Travelers Companies, Inc. and subsidiaries as of December 31, 2020 and 2019, the related consolidated statements of income, comprehensive income, changes in shareholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2020, and the related notes and financial statement schedules, and the effectiveness of internal control over financial reporting as of December 31, 2020, which reports appear in the December 31, 2020 annual report on Form 10-K of The Travelers Companies, Inc. incorporated by reference herein.

/s/ KPMG LLP

New York, New York

June 24, 2021